June 3, 2026
VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Attention:	Mitchell Austin
Matthew Derby
Lisa Etheredge
Robert Littlepage

Re:	Space Exploration Technologies Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 1, 2026
File No. 333-296070
Ladies and Gentlemen:
On behalf of our client, Space Exploration Technologies Corp., a Texas corporation (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated June 2, 2026 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Staff’s comments are set forth below, followed by the corresponding responses from the Company. The page references in the Company’s responses correspond to the page numbers of Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”), which is being filed via EDGAR concurrently with this response.

U.S. Securities and Exchange Commission June 3, 2026 Page 2
Registration Statement on Form S-1
Amendment No. 1 to Registration Statement on Form S-1
Risk Factors
Our bylaws place restrictions on the forum, venue and procedures for legal actions..., page 62
1.We note your responses to prior comments 3 and 4, as well as your responses to comments 8 and 18 of our letter dated May 19, 2026, and highlight your added disclosure that federal case law provides that claims under the federal securities laws may be litigated in state court. Your expectations concerning the proper forum, venue and procedures for a shareholder to bring a claim under the Exchange Act continue to remain unclear to us. Specifically, it remains unclear to us whether the Texas Business Court would have jurisdiction over Exchange Act claims. Please revise to clearly describe where and how you expect a shareholder to initiate an Exchange Act claim, including a discussion of any barriers or limitations to a shareholder initiating direct or derivative proceedings or class actions under the Exchange Act. To the extent you believe the Texas Business Court would have jurisdiction over Exchange Act claims, please revise to explicitly state this and provide us with your support for this conclusion.
Response:
The Company advises the Staff that the disclosure on page 63 of Amendment No. 2 has been revised to address the Staff's comment.
Capitalization, page 69
2.In light of the May 22, 2026 Spectrum Transfer Closing, please reflect any debt obligations associated with the Spectrum License Purchase Agreement within your capitalization table or advise us.
Response:
The Company advises the Staff that the disclosure on pages 69 and 70 of Amendment No. 2 has been revised to address the Staff's comment. The amount presented represents the total amount of the Company's contractual obligations under the Spectrum Credit Agreement that is reasonably estimable and probable as of the date of this filing, based on the Company's current assumed Spectrum Acquisition Closing date of November 30, 2027.
Management's Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Years Ended December 31, 2025 and 2024, page 108
3.You disclose on page 110 that the increase in the provision for income taxes for the year ended December 31, 2025 was primarily due to the establishment of a valuation

U.S. Securities and Exchange Commission June 3, 2026 Page 3
allowance in 2025 as a result of the enactment of the One Big Beautiful Bill Act. However, on page F-51, you attribute the establishment of the valuation allowance in 2025 to cumulative pretax losses and other negative evidence. Please revise as needed to clarify this inconsistency.
Response:
The Company advises the Staff that the disclosure on page 109 of Amendment No. 2 has been revised to address the Staff’s comment.
Material Cash Commitments, page 124
4.Please revise, if true, to clarify that the $11.1 billion in equity to be issued in connection with the EchoStar transaction will not be issued until the Spectrum Licenses are transferred from the Trust to the Company at the Spectrum Acquisition Closing. Please also revise to clarify the total amount of EchoStar debt payments you are obligated to make both over the next 12 months and in the aggregate.
Response:
The Company advises the Staff that the disclosure on pages 123 and 124 of Amendment No. 2 has been revised to address the Staff’s comment.
Unaudited Consolidated Financial Statements
Note 14 - Share-based Compensation, page F-88
5.We note your response to prior comment 9. Within the past six months, you completed one below-market secondary share issuance. Please tell us why the shares in this transaction were priced at less than half of the fair market value of shares issued in other secondary offerings (of higher and lower volume) that occurred in close proximity to the below-market offering. Please also explain how you considered the guidance in ASC 718 in determining that the issuance of such shares was not compensatory, or tell us what other guidance you applied in accounting for this issuance.
Response:
The Company advises the Staff that the particular transaction referenced in the comment was a rebalance transaction between two affiliated funds of the same investor, resulting in the transaction being priced at cost by the selling fund. No new shares were issued by the Company as a result of this transaction and no portion of the transaction was considered compensatory under ASC 718.

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Note 20 - Subsequent Events, page F-96
6.Based on your related party disclosures on pages 244 and F-93, it appears that xAI made purchases in excess of $250 million from Tesla during the month of April 2026. If true, please revise to disclose the nature of these related party purchases.
Response:
The Company advises the Staff that the disclosure on pages 243 and F-93 of Amendment No. 2 has been revised to address the Staff’s comment.
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Should you have any questions concerning this letter, please do not hesitate to contact the undersigned at (346) 718-6602 or hholmes@gibsondunn.com.

Very truly yours,

/s/ Hillary H. Holmes

Hillary H. Holmes

GIBSON, DUNN & CRUTCHER LLP

cc:	Bret Johnsen, Chief Financial Officer, Space Exploration Technologies Corp.
Courtney Zeppetella, Vice President, Corporate Controller, Space Exploration Technologies Corp.
Michael Smith, Senior Director, Legal, Space Exploration Technologies Corp.
Harrison Tucker, Gibson, Dunn & Crutcher LLP
Thomas Kim, Gibson, Dunn & Crutcher LLP
Brian Lane, Gibson, Dunn & Crutcher LLP